UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 9)

GS FINANCIAL CORP.
(Name of Issuer)
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
362274102
(CUSIP Number)
December 31,2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO. 362274102	13G	PAGE 2 OF 5 PAGES
1. Name of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)
GS Financial Corp. Employee Stock Ownership Plan 72-1341014
2. Check the Appropriate Box if a Member of a Group
(a) (b) N/A
3. SEC Use Only
4. Citizenship or Place of Organization
Louisiana
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power
52,054
6. Shared Voting Power
180,589
7. Sole Dispositive Power
52,054
8. Shared Dispositive Power
180,589
9. Aggregate Amount Beneficially Owned by Each Reporting Person
232,643
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row 9
18.06%
12. Type of Reporting Person
EP

CUSIP NO. 362274102	13G	PAGE 3 OF 5 PAGES
Item 1(a)	Name of Issuer:
GS Financial Corp.
Item 1(b)	Address of Issuer’s Principal Executive Offices:
3798 Veterans Memorial Boulevard Metairie, LA 70002
Item 2(a)	Name of Person Filing:
GS Financial Corp. Employee Stock Ownership Plan
Item 2(b)	Address of Principal Business Office or, if none, Residence:
GS Financial Corp. 3798 Veterans Memorial Boulevard Metairie, LA 70002
Item 2(c)	Citizenship:
Louisiana
Items 2(d)	Title of Class of Securities:
Common Stock, par value $.01 per share
Item 2(e)	CUSIP Number:
362274102
Item 3	If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a: (f) An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

CUSIP NO. 362274102	13G	PAGE 4 OF 5 PAGES
Item 4	Ownership:
(a) Amount beneficially owned:
232,643
(b) Percent of class:
18.06%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
52,054
(ii) Shared power to vote of to direct the vote:
180,589
(ii) Sole power to dispose or to direct the disposition of:
52,054
(iv) Shared power to dispose or to direct the disposition of:
180,589

The GS Financial Corp. Employee Stock Ownership Plan Trust (“Trust”) was established pursuant to the GS Financial Corp. Employee Stock Ownership Plan (“ESOP”).  Under the terms of the ESOP, the Trustees will generally vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees.  Unallocated shares held in the ESOP will generally be voted by the ESOP Trustees in the same proportion for and against proposals to stockholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject in each case to the fiduciary duties of the ESOP trustees and applicable law.  Any allocated shares which either abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries.  As of December 31, 2004, 180,589 shares had been allocated to participants’ accounts and 52,054 shares were unallocated.

Item 5	Ownership of Five Percent or Less of a Class:
Not applicable
Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Participants in the ESOP are entitled to receive dividends on, and the proceeds from, the sale of the shares allocated to their accounts.  The ESOP does not own more than                            5% on behalf of another person.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable
Item 8	Identification and Classification of Members of the Group:
Not applicable since the reporting entity is not a member of a group.
Item 9	Notice of Dissolution of Group:
Not applicable since the reporting entity is not a member of a group.

CUSIP NO. 362274102	13G	PAGE 5 OF 5 PAGES
Item 10		Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred toabove were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
GS Financial Corp. Employee Stock Ownership Plan
February 11, 2005	By:	/s/ Bruce A. Scott
Bruce A. Scott, Trustee
February 11, 2005	By:	/s/ Lettie R. Moll
Lettie R. Moll, Trustee
February 11, 2005	By:	/s/ Ralph E. Weber
Ralph E. Weber, Trustee